November 5, 2009

By FedEx and Facsimile (703) 813-6968

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 29, 2009

File No. 333-161719

Dear Ms. Long:

On behalf of our client, Global Defense Technology & Systems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 4, 2009 to John Hillen, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 which was filed with the Commission on October 29, 2009. We are enclosing the Company’s Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-1/A filed as of November 5, 2009 (as amended, the “Registration Statement”) marked to show changes from Amendment No. 3. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

Management’s Discussion and Analysis of Financial Condition…page 36

Overview, page 37

1.	We note your disclosure on page 38 regarding the U.S. Army field feeding system contract. Please file a copy of the contract as an exhibit to the registration statement and update the exhibit list accordingly.

Complied with.

Note 10. Stock-Based Compensation Plans, page F-20

2.	Please include a specific and comprehensive discussion regarding how your 60,000-for-1 stock split has been reflected in your stock option plan activity. In addition, please supplementally provide us an example of the calculation that demonstrates how the option information changed from your previous amendment. Also, please demonstrate to us how you determined that the fair values of the initial options and the post-split options are the same, including the impact of the reduction in the exercise price.

Complied with in Note 17. Subsequent Events to the Consolidated Financial Statements. In addition, as requested, we have supplementally provided an example of the calculation that demonstrates how the option information has changed between Amendment No. 2 to the Registration Statement and Amendment No. 3 and an example of the calculation of the fair values of the options, pre- and post-split.

*        *        *

The Company acknowledges the following:

•	the Company is fully responsible for the adequacy and accuracy of the filing;

•

Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 202.663.9201.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

Enclosures

cc:	Chanbre Malone, Staff Attorney

Patricia Armelin, Staff Accountant

Anne McConnell, Assistant Chief Accountant

John Hillen, Chief Executive Officer

Christopher Paci, DLA Piper LLP (US)

Daniel C. Frey, PricewaterhouseCoopers LLP

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